EXHIBIT 99.1

BONSO ELECTRONICS INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR THE FISCAL YEAR ENDED MARCH 31, 2022

TO BE HELD MARCH 10, 2023 AT 11:00 AM (BEIJING TIME)

Notice is hereby given that an annual general meeting of the shareholders (the “Shareholders”) of Bonso Electronics International Inc., a British Virgin Islands corporation (the “Corporation” or “Bonso”), will be held at 11:00 a.m., local time, on March 10, 2023, at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

1.	To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

2.	To ratify the selection of MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2023;

3.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on February 8, 2023, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage-paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our Shareholders on the Internet. We believe this approach will allow us to provide our Shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our Shareholders of record and beneficial owners. All Shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for the year ended March 31, 2022, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available from the Corporation without charge upon written request to 1404, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Anthony So, Chairman

Hong Kong

February 9, 2023

RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our Shareholders as of the close of business on February 8, 2023, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of Shareholders, which will be held on March 10, 2023. As a Shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Shareholder action, and includes other information about the Corporation. The accompanying proxy card enables Shareholders to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Corporation to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Shareholder of record on the Record Date, you would be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 4,857,187 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 1,619,063 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

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How can I vote my shares in person at the Meeting?

Shares held in your name as the Shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as the Shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a Shareholder of record (that is if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card, and return it to us and it will be voted as you direct. If you are a Shareholder of record and attend the Meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Shareholder of record, you may vote by telephone or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a Shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 1404, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted and certified by Computershare Trust Company, N.A. (“Computershare”), our transfer agent; however, no representatives of Computershare will attend the Meeting and Henry F. Schlueter will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Meeting. If you are a Shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to Computershare on behalf of its clients.

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What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of the directors named and FOR the ratification of the selection of MSPC Certified Public Accountants and Advisors, P.C. as independent public accountants of the Corporation for the year ending March 31, 2023.

The Corporation’s executive officers and directors have advised the Corporation that they intend to vote their 3,429,543 shares (including those shares over which they hold voting power), representing approximately 70.6% of the outstanding shares of common stock as of February 8, 2023, in favor of each of the proposals above. Accordingly, both of the proposals will be approved.

Will Shareholders be asked to vote on any other matters?

To the knowledge of the Corporation and its management, Shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for Shareholders will vote on those matters in the manner, they consider appropriate.

What vote is required to approve each item?

Election of Directors

The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of MSPC Certified Public Accountants and Advisors, P.C. and other items

For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2023 (Proposal 2), the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the ratification of MSPC Certified Public Accountants and Advisors, P.C. and other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

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If you hold your shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares at the Meeting. The broker, bank, or other nominee that is the Shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. With the sole exception of the ratification of MSPC Certified Public Accountants and Advisors, P.C. as independent auditors for the year ending March 31, 2023, no matters submitted for Shareholder approval herein are "routine" matters. When a brokerage firm votes its customers' un-voted shares, these shares are counted for purposes of establishing a quorum. At our Annual Meeting these shares will be counted as voted by the brokerage firm with respect to ratifying the Board of Directors' appointment of MSPC Certified Public Accountants and Advisors, P.C. as the Corporation’s auditors for the year ending March 31, 2023.

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PROPOSAL 1

ELECTION OF SIX (6) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

Unless otherwise directed by Shareholders, the proxy holders named in the accompanying proxy will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

Information Concerning Nominees

ANTHONY SO (age 79) is the founder of Bonso. He has been the Chairman of our Board of Directors since July 1988. He was appointed as the Chief Executive Officer and President on November 16, 2006 and served in those capacities until March 20, 2015 when Andrew So was appointed President. On March 15, 2019, Mr. Anthony So resigned from the position of Chief Executive Officer. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a Masters degree in Business Administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986 and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

ANDREW SO (age 36) is the Chief Executive Officer of Bonso. He joined the Corporation in August 2009 and has been a director since February 25, 2012. Mr. So has served as Bonso’s Chief Operating Officer, Deputy Chairman of the Board, and President since March 20, 2015. Mr. So graduated with distinctions in 2008 from the University of Toronto, Canada, with a Bachelor of Commerce degree (BComm). From 2008 to 2009, prior to his employment with the Corporation, Mr. So worked as a Derivatives Analyst at State Street Trust Company Canada, Toronto, Canada. Mr. So graduated from the MBA Program of Hong Kong University of Science and Technology in the Fall of 2014.

ALBERT SO (age 44) was appointed as the Chief Financial Officer and Secretary of Bonso on March 27, 2009. He was appointed Treasurer and Financial Controller of the Corporation on March 20, 2015. Mr. So was previously employed as the Financial Controller of Bonso in January 2008 and as a management trainee of the Corporation in November 2004. Mr. So has been a director since March 1, 2013. Prior to his employment as a management trainee of the Corporation, Mr. So was a student. Mr. So is a Certified Management Accountant and Financial Risk Manager, and received a Masters degree in Business Administration from Heriot-Watt University, Edinburgh, United Kingdom, and a Bachelors degree in Mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

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KIM WAH CHUNG (age 64) has been a director since September 21, 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung’s entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

WOO-PING FOK (age 73) was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co. Mr. Fok’s major areas of practice include conveyancing and real property law, corporations and business law, commercial transactions, and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong, and a Barrister & Solicitor of Australian Capital Territory.

HENRY F. SCHLUETER (age 71) has been a director since October 2001 and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance, and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado and Denver Bar Associations, and the Wyoming State Bar. Mr. Schlueter is registered with the Hong Kong Law Society as a Foreign Lawyer. He is also a Fellow of the Chartered Institute of Arbitrators.

Anthony So, the Corporation’s Chairman of the Board of Directors, is the father of Andrew So, the Corporation’s President and Chief Executive Officer, and Albert So, the Corporation’s Chief Financial Officer, Treasurer and Secretary.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the six (6) nominees named above as directors of the Corporation.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of February 8, 2023:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership(1)
Anthony So	2,431,770	(2)	150,000	(3)	2,581,770	51.6%
Andrew So	473,540		125,000	(4)	598,540	12.0%
Albert So	269,459		60,000	(5)	329,459	6.7%
Kim Wah Chung	133,700		40,000	(6)	173,700	3.6%
Woo-Ping Fok	91,507		25,000	(7)	116,507	2.4%
Henry F. Schlueter	9,567		25,000	(8)	34,567	0.7%
All Directors and Officers as a group (6 persons)	3,409,543		425,000		3,834,543	72.6%

(1)	The number of shares outstanding is 4,857,187 shares, with 5,828,205 total number of shares issued, of which 971,018 shares are held in treasury. The calculations herein are based on the number of shares outstanding of 4,857,187. Under the rules of the SEC, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(3)	Includes options to purchase 150,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(4)	Includes options to purchase 125,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(5)	Includes options to purchase 60,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(6)	Includes options to purchase 40,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(7)	Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

(8)	Includes options to purchase 25,000 shares of common stock at an exercise price of $1.50 per share expiring on March 31, 2025.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

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NASDAQ EXEMPTIONS AND

HOME COUNTRY PRACTICES

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in their home country certifying that the issuer’s corporate governance practices are not prohibited by home country law.

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands. We will follow British Virgin Island law in respect to the following requirements:

•	A majority of Bonso’s Board of Directors will not be independent;

•	Bonso will not have a nominating committee;

•	Bonso will not have a compensation committee;

•	Bonso’s independent directors will not meet in executive session; and

•	Bonso’s audit committee may have only one member.

BOARD COMMITTEES

Mr. Woo-Ping Fok is the sole member of the Audit Committee and Mr. Henry Schlueter serves as an ad hoc member. Mr. Fok is “independent” as defined in the NASDAQ listing standards, and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The Audit Committee was established to: (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of June 30, 2015, the Board of Directors adopted an amended charter for its Audit Committee.

COMPENSATION OF

OFFICERS AND DIRECTORS

The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2022 to all directors and officers as a group for services in all capacities was approximately $1,441,000. Total compensation for the benefit of Anthony So was approximately $643,000, for the benefit of Kim Wah Chung was approximately $171,000, for the benefit of Andrew So was approximately $383,000, for the benefit of Albert So was approximately $184,000, for the benefit of Henry F. Schlueter was an aggregate of approximately $60,000, and for the benefit of Woo-Ping Fok was an aggregate of approximately $nil. One of the properties of the Company in Hong Kong is also provided to Mr. Anthony So for his accommodation. The approximately $60,000 paid for the benefit of Mr. Schlueter was paid to Schlueter & Associates, P.C., for legal services rendered. The amount for the year ended March 31, 2022 included unpaid vacation payments of approximately $43,000, $11,000, $15,000 and $12,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2022, other than contributions to our Provident Fund Plan, which aggregated $18,000 for officers and directors.

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Employment Agreements

We have employment agreements with Anthony So and Kim Wah Chung. Mr. So’s employment agreement provides for a maximum salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum salary of approximately $200,000 per year plus bonus. The initial term of the employment agreements expired on March 31, 2013 (“Initial Term”); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one-year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement. One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation. Mr. So’s employment agreement contains a provision under which the Company will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at February 8, 2022.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Anthony So	150,000	$1.50	March 31, 2025
Andrew So	125,000	$1.50	March 31, 2025
Albert So	60,000	$1.50	March 31, 2025
Kim Wah Chung	40,000	$1.50	March 31, 2025
Woo-Ping Fok	25,000	$1.50	March 31, 2025
Henry F. Schlueter	25,000	$1.50	March 31, 2025

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities as directors. All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Employee retirement benefits

With effect from January 1, 1988, BEL, a wholly-owned foreign subsidiary of the Company in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full-time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan. Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

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The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF. Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a current maximum mandatory contribution of HK$1,500 (US$192) monthly.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2020, 2021 and 2022 amounted to approximately $258,000, $149,000 and $345,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans

The 2004 Stock Option Plan

On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the “2004 Plan”), which provided for the grant of up to six hundred thousand (600,000) shares of the Company’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan. At the Annual Meeting of Shareholders held on March 20, 2015, the shareholders approved an amendment to the 2004 Plan to increase the number of shares that could be granted from 600,000 to 850,000.

The purpose of the 2004 Plan is to induce key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Company. The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

The 2004 Plan is administered by a committee appointed by the Board of Directors, which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company. The committee members currently are Anthony So and Woo-Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than the fair market value of the underlying shares of common stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution, and each option will be exercisable during the lifetime of the optionee only by the optionee.

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The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

As of July 15, 2015, 850,000 options, all with an exercise price of $1.50 per share, had been granted to officers and directors of the Company under the 2004 Plan. Options for 425,000 shares were exercised during the fiscal year ended March 31, 2020, resulting in the issuance of 284,566 shares of common stock and the surrender of 140,434 options in connection with cashless exercises. The options for 425,000 shares that remain outstanding as of February 8, 2023 will expire on March 31, 2025 if not previously exercised.

2004 Stock Bonus Plan

On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”), which authorizes the issuance of up to five hundred thousand (500,000) shares of the Company’s common stock in the form of a stock bonus.

The purpose of the Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Company or of any subsidiary of the Company; (ii) encourage such employees to secure or increase their stock ownership in the Company; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered, or to be rendered, to or for the benefit of the Company or any of its subsidiaries. The Company believes that the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company.

The Stock Bonus Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Company. The Committee members currently are Anthony So and Woo-Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of February 8, 2023, no shares had been granted under the Stock Bonus Plan.

RELATED PARTY TRANSACTIONS

We paid Schlueter & Associates, P.C. an aggregate of approximately $60,000 in each of the fiscal years ended March 31, 2020, 2021 and 2022 for legal fees. Mr. Henry F. Schlueter, a director of the Company, is the Managing Director of Schlueter & Associates, P.C.

One of the Company’s subsidiaries in Shenzhen, PRC, rents an apartment unit located in Shenzhen from Mr. Anthony So, a director of the Company, for staff quarters. The monthly rental payment for the unit is approximately $317. The total rental payment paid to Mr. Anthony So during the fiscal year ended March 31, 2022 was approximately $4,000 (2021: $4,000; 2020: $3,000). The rental agreement for this apartment unit terminates on July 31, 2023.

One of the Company’s subsidiaries in Xinxing, PRC rents an apartment unit located in Xinxing from Mr. Andrew So, our President and Chief Executive Officer and a director of the Company, for staff quarters. Mr. Andrew So is the sole owner of this apartment unit. Since December 1, 2018, the monthly rental payment has been approximately $600, and the total rental payment paid to Mr. Andrew So during the fiscal year ended March 31, 2021 was approximately $2,000 (2020: $7,000; 2019: $6,000). The rental agreement for this apartment unit terminated on July 31, 2021, and was not renewed.

11

PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

The Board of Directors has selected MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2023, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by the Shareholders at the Annual Meeting. MSPC Certified Public Accountants and Advisors, P.C. (“MSPCCPAUS”) and Moore Stephens CPA Limited (“MSCPAHK”), the Corporation’s immediately prior independent public accountants, are members of Moore Global (officially, Moore Global Network Limited), a global accountancy and consulting network of independent firms headquartered in London. MSCPAUS provided MSCPAHK with Appendix K reviews in its prior audits.

Unless otherwise directed by the Shareholders, the proxy holder named in the accompanying proxies will vote all shares represented by proxies held by him to ratify the selection of MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2023.

Fees Paid to the Independent Auditors

Audit Fees

The aggregate fees billed by MSPC Certified Public Accountants and Advisors, A professional Corporation. for professional services rendered for the audit of the Company’s annual consolidated financial statements for the fiscal years ended March 31, 2022 and 2021 were approximately $160,000 and approximately $150,000, respectively.

Audit Related Fees

There were no fees billed by MSPC Certified Public Accountants and Advisors, A Professional Corporation for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal years ended March 31, 2022 or 2021.

Tax Fees

The aggregate fees billed for professional services rendered for tax compliance for the fiscal years ended March 31, 2022 and 2021 were $nil and $nil, respectively.

Other Fees

No other fees were incurred or billed to us by our auditors for agreed-upon procedures rendered during the fiscal years ended March 31, 2022 or 2021.

Board Recommendation

The Board of Directors recommends a vote FOR the ratification of the selection of MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2023.

12

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this proxy statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Anthony So, Chairman of the Board of Directors

February 9, 2023